============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                              -------------------

                                 PROXICOM, INC.
                       (Name of Subject Company (Issuer))

                            PUTTER ACQUISITION CORP.
                          DIMENSION DATA HOLDINGS PLC
                      (Names of Filing Persons (Offerors))

                              -------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                             ----------------------

                                   744282104
                     (CUSIP Number of Class of Securities)

                             ----------------------

                                Patrick Quarmby
                          Dimension Data Holdings plc
                        Group Corporate Finance Director
                            Oval 1 Meadowbrook Lane
                           Epsom Downs, Sandton 2125
                                  South Africa
                         Telephone: 011-27-11-709-1000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)
                              -------------------

                                   Copies to:
                             Morton A. Pierce, Esq.
                              Dewey Ballantine LLP
                          1301 Avenue of the Americas
                         New York, New York 10019-6092
                           Telephone: (212) 259-8000

                              -------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
     of the tender offer: [   ]

============================================================================

PRESS RELEASE
Thursday, 10 May, 2001

           Dimension Data's Proposal for Proxicom Declared "Superior"

London, 10 May, 2001 - Dimension Data Holdings plc announced today that it has been informed by Proxicom, Inc. (NASDAQ: PXCM) that Dimension Data's proposal to acquire Proxicom at $7.50 per share in cash is a "Superior Proposal" as defined in the merger agreement entered into on April 26, 2001 between Proxicom and Compaq Computer Corporation.

Dimension Data has been informed that, in accordance with Proxicom's merger agreement with Compaq, Proxicom has notified Compaq that it intends to terminate the Compaq agreement and enter into agreements with Dimension Data, if Compaq does not make, within three business days after receipt of Proxicom's notice (prior to 5:00 pm New York City time on Monday, May 14, 2001), an offer that the Board of Directors of Proxicom shall have concluded in good faith is as favorable to the stockholders of Proxicom as the Dimension Data proposal.

Dimension Data is already one of the largest network systems integrators in the US and believes that Proxicom is an ideal fit to enhance its e-business integration model, which combines the integration skills of both network infrastructure and application software.

The successful acquisition and integration of Proxicom would place Dimension Data in a leading position to address the emerging requirement for integrated networking and software solutions. The merger would uniquely position Dimension Data to be able to offer customers a total solution ranging from consulting and development of an e-business strategy to multichannel connectivity, integration and managed services.

ends

Note to editors:

Dimension Data Holdings plc is a leading global network services and i-Commerce solutions provider, focused on enabling enterprises, telecommunications service providers and new economy companies to communicate and transact effectively in an e-enabled environment.

Listed on the London Stock Exchange, Dimension Data is a constituent of the FTSE 100 index. The Group operates in over 30 countries on six continents. It has achieved a three-year compound annual growth rate in US dollars of 73% in revenue and 36% in basic earnings per share. For more information, please go to www.didata.com.
--------------

Proxicom, Inc. is a leading e-business consulting and development company that delivers innovative Internet and multi-channel solutions for Global 1000 companies and other global, forward-thinking businesses. The company's 1,000 strategy, creative and technology professionals provide specialized e-business development expertise for the following global practices: Automotive and Manufacturing, Communications and High Tech, Consumer Goods and Retail, Energy, Financial Services, Media and Entertainment and Service Industries. Founded in 1991, Proxicom has developed and built e-businesses for such blue-chip companies as America Online, General Electric, General Motors, Merrill Lynch, Marriott International, NBC, and Toyota Motor Sales, USA, among many others. With its headquarters in Reston, Va., Proxicom has offices in Boston, Chicago, Houston, London, Los Angeles, Munich,

New York, Paris, Rome, San Francisco, and Sausalito, Calif. For more information, please visit www.Proxicom.com.

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. DIMENSION DATA HOLDINGS PLC HAS NOT YET COMMENCED ANY TENDER OFFER BASED ON THE PROPOSAL DESCRIBED HEREIN. ANY TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT, IF AND WHEN SUCH DOCUMENT IS FILED AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ANY SUCH TENDER OFFER STATEMENT WOULD BE FILED BY DIMENSION DATA HOLDINGS PLC WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT (IF AND WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT: HTTP://WWW.SEC.GOV. ANY SUCH TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO DIMENSION DATA HOLDINGS PLC AT 011-44-0793-2020-296.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE BASED ON DIMENSION DATA HOLDINGS PLC'S CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. WORDS SUCH AS "EXPECTS," "ANTICIPATES," "FORECASTS," "INTENDS," "PLANS," "BELIEVES," "PROJECTS," AND "ESTIMATES," AND VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES AND ARE BASED ON A NUMBER OF ASSUMPTIONS THAT COULD ULTIMATELY PROVE INACCURATE AND, THEREFORE, THERE CAN BE NO ASSURANCE THAT THEY WILL PROVE TO BE ACCURATE. ACTUAL RESULTS AND OUTCOMES MAY VARY MATERIALLY FROM WHAT IS EXPRESSED OR FORECAST IN SUCH STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE CHANGES IN COMPETITIVE OR ECONOMIC CONDITIONS AFFECTING THE E-BUSINESS INTEGRATION INDUSTRY, PENDING OR FUTURE LITIGATION, CHANGES IN CURRENT LAWS AND REGULATIONS, AND GENERAL DOMESTIC AND INTERNATIONAL ECONOMIC AND POLITICAL CONDITIONS. DIMENSION DATA HOLDINGS PLC UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                      ###


                                             Dimension Data Holdings plc       + 27 11 709 1000
Dirk Ackerman, Global MD i-Commerce
Richard Came, Group Strategy & Marketing Director
Karen Cramer, Investor Relations

Louise Taylor, UK Corporate Communications                                     + 44 20 7659 1600
Chris Wolf, US Marketing                                                        + 1 781 929 0307

                                             Merrill Lynch
Tim Pratelli, UK                                                                +44 20 7772 1000
Sam Schwartz, US                                                                 +1 212 449 1000
Nick Pagden, SA                                                                  +27 11 305 5555

                                             Deutsche
David Weaver, UK                                                                +44 20 7545 8000
Andrew Bester, UK                                                               +44 20 7545 8000
John Zacamy, US                                                                  +1 212 250 2500

Financial Dynamics                                                              +44 20 7831 3113
Giles Sanderson/James Melville-Ross